Exhibit 2.1

FORM OF
SEPARATION AGREEMENT

THIS SEPARATION AGREEMENT, dated as of May            , 2002, by and between Circuit City Stores, Inc., a Virginia corporation (“Circuit City Stores”), and CarMax, Inc., a Virginia corporation (“CarMax”);

WHEREAS, CarMax is a direct wholly owned Subsidiary of Circuit City Stores, and the CarMax Subsidiaries are direct or indirect wholly owned Subsidiaries of CarMax;

WHEREAS, Circuit City Stores has filed under the Securities Act with the Securities and Exchange Commission a registration statement on Form S-4 (File No. 333-85240) (as amended, the “Registration Statement”);

WHEREAS, Circuit City Stores will distribute to all Circuit City Stockholders the proxy statement/prospectus (the “Proxy/Prospectus”) included in the Registration Statement soliciting Circuit City Stockholders’ approval, among other things, of a comprehensive plan (including an amendment to the Articles necessary to effect such plan (the “Amendment”)) to separate CarMax from Circuit City Stores so that CarMax would become an independent, separately traded public company (the “Separation”);

WHEREAS, the Separation will be effected by (i) the redemption of all CarMax Group Stock by Circuit City Stores in exchange for shares of common stock, par value $.50 per share, of CarMax, Inc. (the “CarMax Common Stock”) in accordance with paragraph B(5)(b)(i) of Article V of the Articles (the “Redemption”) and (ii) the distribution of CarMax Common Stock as a dividend by Circuit City Stores to all holders of its Circuit City Group Stock (the “Distribution”);

WHEREAS, Circuit City Stores and CarMax wish to provide for certain payments to be made by CarMax to Circuit City Stores in connection with the Separation and for certain relationships to exist between Circuit City Stores and CarMax after the Separation;

WHEREAS, the Board has determined that the Separation will, among other things, allow Circuit City Stores and CarMax to better focus on their respective businesses by (i) alleviating capital restraints currently imposed on CarMax because of its affiliation with Circuit City Stores, (ii) allowing Circuit City Stores and CarMax to establish the most appropriate capital structures for their respective businesses, (iii) allowing Circuit City Stores and CarMax to create appropriate retirement arrangements for the employees of each business and (iv) allowing CarMax to conduct business with the most appropriate vendors;

WHEREAS, the Board has unanimously approved and declared the advisability of this Agreement and the transactions and future actions contemplated hereby, including, without limitation, the Separation, the Redemption, the Distribution and the Amendment;

WHEREAS, it is the intention of Circuit City Stores and CarMax that the Separation be a tax-free transaction under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder;

WHEREAS, paragraph B(5)(b)(i) of Article V of the Articles permits the Board at any time at which all of the assets and liabilities attributed to the CarMax Group (and no other assets or liabilities of Circuit City Stores or any subsidiary thereof) are held directly or indirectly by a wholly owned subsidiary of Circuit City Stores, to redeem all of its outstanding CarMax Group Stock in exchange for the number of shares of common stock of such subsidiary equal to the number of such shares to be outstanding immediately following such exchange of shares multiplied by the “Outstanding CarMax Fraction” (as defined in the Articles);

WHEREAS, Circuit City Stores and the Board intend that all of the assets and liabilities of Circuit City Stores and its subsidiaries attributed to the CarMax Group (and no other assets or liabilities of Circuit City Stores or any subsidiary thereof) will be held by CarMax or one of the CarMax Subsidiaries at or prior to the time the Separation is consummated; and

WHEREAS, when the Amendment becomes effective, the CarMax Group Assets and the CarMax Group Liabilities will constitute, pursuant to the Articles, all of the assets and liabilities attributed to the CarMax Group (and no other assets or liabilities of Circuit City Stores or any subsidiary thereof);

NOW, THEREFORE, in consideration of the foregoing and the mutual promises set forth hereinafter, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions.

“Affiliate” of any Person shall mean any Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided that, for the purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or partnership interests, by contract or otherwise.

“Action” shall mean any action, claim (whether or not filed), suit, arbitration, inquiry, demand, proceeding or investigation.

“Agreement” shall mean this Separation Agreement.

“Allocation Policies” shall mean those certain allocation policies adopted by the Board since October 14, 1996 with respect to the Circuit City Group and the CarMax Group.

“Amendment” shall have the meaning given to such term in the recitals of this Agreement.

“Ancillary Contracts” shall mean the Tax Allocation Agreement substantially in the form of Exhibit A, the Transition Services Agreement substantially in the form of Exhibit B, the Employee Benefits Agreement substantially in the form of Exhibit C and the Confidentiality Agreement substantially in the form of Exhibit D.

“Articles” shall mean the Amended and Restated Articles of Incorporation of Circuit City Stores, as amended.

“Beneficial Assets” shall have the meaning given to such term in Section 2.8 of this Agreement.

“Board” shall mean the Board of Directors of Circuit City Stores.

“Business Day” shall mean a day other than a Saturday, a Sunday or a day on which banks in New York, New York or Richmond, Virginia are permitted or required to close.

“CarMax” shall have the meaning given to such term in the recitals of this Agreement.

“CarMax Action” shall have the meaning given to such term in Section 8.4(b) of this Agreement.

“CarMax Common Stock” shall have the meaning given to such term in the recitals to this Agreement.

“CarMax Group” shall mean, as of any date (i) all assets and liabilities of Circuit City Stores and its Subsidiaries attributed by the Board to the CarMax Group, (ii) all properties and assets transferred to the CarMax Group from the Circuit City Group pursuant to transactions in the ordinary course of business of the Circuit City Group and the CarMax Group or otherwise as the Board may have directed as permitted by the Articles and (iii) the interest of Circuit City Stores or any of its Subsidiaries in any business or asset acquired and any liabilities assumed by Circuit City Stores or any of its Subsidiaries outside of the ordinary course of business and attributed to the CarMax Group, as determined by the Board.

“CarMax Group Assets” shall mean all of the following assets of Circuit City Stores and its Subsidiaries: (i) all assets held by CarMax or one of the CarMax Subsidiaries on the date hereof which are assets of the CarMax Group under clauses (i), (ii), (iii), (iv) or (v) of paragraph B(7)(a) of Article V of the Articles; (ii) to the extent not included in other clauses of this definition, all assets attributed or transferred after the date hereof and on or before the Redemption Date, to the CarMax Group pursuant to action of the Board under paragraph B(7)(a) of Article V of the Articles; and (iii) to the extent not included in other clauses of this definition, any asset or assets arising after the Redemption Date that would have been attributed or transferred to the CarMax Group in accordance with paragraph B(7)(a) of Article V of the Articles had such asset or assets arisen prior to the Redemption Date; with such changes to the assets described in the clauses of this definition (including additions and subtractions) as are contemplated by this Agreement or otherwise shall have occurred or shall occur in the ordinary course of the business of the CarMax Group after the date hereof.

“CarMax Group Liabilities” shall mean all of the following liabilities of Circuit City Stores and its Subsidiaries: (i) liabilities held by CarMax or one of the CarMax Subsidiaries on the date hereof which are liabilities of the CarMax Group under clauses (i), (ii) or (v) of paragraph B(7)(a) of Article V of the Articles; (ii) to the extent not included in other clauses of this definition, all liabilities attributed, after the date hereof and on or prior to the Redemption Date, to the CarMax Group pursuant to action of the Board under paragraph B(7)(a) of Article V of the Articles; and (iii) to the extent not included in the other clauses of this definition, any liability or liabilities arising after the Redemption Date that would have been attributed or transferred to the CarMax Group in accordance with paragraph B(7)(a) of Article V of the Articles had such liability or liabilities arisen prior to the Redemption Date; with such changes to the liabilities described in the clauses of this definition (including additions and subtractions) as are contemplated by this Agreement or otherwise shall have occurred or shall occur in the ordinary course of the business of the CarMax Group after the date hereof.

“CarMax Group Stock” shall mean Circuit City Stores, Inc.—CarMax Group Common Stock, par value $.50 per share.

“CarMax Subsidiaries” shall mean all of the Subsidiaries of CarMax, which Subsidiaries are listed on Schedule 1.1 hereto.

“Circuit City Action” shall have the meaning given to such term in Section 8.4(a) of this Agreement.

“Circuit City Group” shall mean, as of any date (i) the interest of Circuit City Stores or any of its Subsidiaries on such date in all of the assets, liabilities and businesses of Circuit City Stores or any of its Subsidiaries (and any successor companies), other than any assets, liabilities and businesses attributed in accordance with the Articles to the CarMax Group, (ii) all properties and assets transferred to the Circuit City Group from the CarMax Group pursuant to transactions in the ordinary course of business of both the Circuit City Group and the CarMax Group or otherwise as the Board may have directed as permitted by the Articles and (iii) the interest of Circuit City Stores or any of its Subsidiaries in any business or asset acquired and any liabilities assumed by Circuit City Stores or any of its Subsidiaries outside of the ordinary course of business and attributed to the Circuit City Group, as determined by the Board.

“Circuit City Group Stock” shall mean Circuit City Stores, Inc.—Circuit City Group Common Stock, par value $.50 per share.

“Circuit City Indemnified Persons” shall have the meaning given to such term in Section 4.1 of this Agreement.

“Circuit City Stockholders” shall mean, collectively, the holders of the Circuit City Group Stock and the holders of the CarMax Group Stock.

“Circuit City Stores” shall have the meaning given to such term in the recitals of this Agreement.

“Circuit City Stores Information” shall mean (i) all information contained in the Proxy/Prospectus under the captions “Circuit City Stores, Inc. Selected Historical Consolidated Financial Information,” “Circuit City Group Selected Historical Financial Information,” “Circuit City Stores, Inc. Selected Unaudited Pro Forma Consolidated Financial Information,” “Risk Factors—Risk Factors Relating to the Circuit City Business,” “Information about Circuit City Stores after the Separation” and (ii) all information not explicitly relating to CarMax or to the CarMax Group contained in the Proxy/Prospectus under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Circuit City Stores, Inc.,” “Special Note Regarding Forward-Looking Statements” and “Annex E—Circuit City Stores, Inc. Historical Consolidated Financial Statements.”

“Circuit City Subsidiaries” shall mean the Subsidiaries of Circuit City Stores other than CarMax and the CarMax Subsidiaries.

“Closing” shall have the meaning given to such term in Section 9.1 of this Agreement.

“Closing Intercompany Amount” shall have the meaning given to such term in Section 2.6(b) of this Agreement.

“Code” shall have the meaning given to such term in the recitals of this Agreement.

“Confidentiality Agreement” shall have the meaning given to such term in Section 7.2 of this Agreement.

“Corporate Contract” shall have the meaning given to such term in Section 8.1 of this Agreement.

“Deeds and Assignments” shall have the meaning given to such term in Section 2.3 hereof.

“Dispute” shall have the meaning given to such term in Section 10.1(a) hereof.

“Dispute Notice” shall have the meaning given to such term in Section 10.1(a) hereof.

“Distribution” shall have the meaning given to such term in the recitals of this Agreement.

“Effective Date” shall have the meaning given to such term in Section 2.1 of this Agreement.

“Excluded Liabilities” shall have the meaning given to such term in Section 2.4 hereof.

“Final Intercompany Amount” shall have the meaning given to such term in Section 2.6(d) of this Agreement.

“Governmental Authority” shall mean any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any domestic or foreign state, county, city or other political subdivision.

“Indemnified Party” shall have the meaning given to such term in Section 4.5(b) of this Agreement.

“Indemnifying Party” shall have the meaning given to such term in Section 4.5(b) of this Agreement.

“Instruments of Assumption” shall have the meaning given to such term in Section 2.5 hereof.

“Insurance Administration” shall mean, with respect to each Joint Insurance Arrangement, (i) the accounting for premiums, retrospectively rated premiums, defense costs, indemnity payments, deductibles and retentions, as appropriate under the terms and conditions of each of the Joint Insurance Arrangements, (ii) the reporting to Insurers of any losses or claims that may cause the per occurrence, per claim or aggregate limits of any Joint Insurance Arrangement to be exceeded and (iii) the processing of claims made under the Joint Insurance Arrangements, including, without limitation, the reporting of claims to the Insurers’ management and defense of claims and providing for appropriate releases upon settlement of claims.

“Insurance Arrangements” shall mean insurance policies and insurance contracts of any kind (other than insurance policies and insurance contracts which are employee benefit plans or as provided by the Employee Benefits Agreement), including, without limitation, primary and excess policies, commercial general liability policies, automobile policies, product liability policies, directors’ and officers’ liability policies, fiduciary liability policies, workers’ compensation policies, and self-insurance programs and captive insurance company arrangements, together with the rights, benefits and privileges thereunder.

“Insurance Proceeds” shall mean those monies received by an insured from an Insurer or paid by an Insurer on behalf of an insured, in either case net of any applicable premium adjustment, retrospectively rated premium, deductible, retention or cost of reserve paid or held by or for the benefit of such insured.

“Insured Claims” shall mean those liabilities which, individually or in the aggregate, are covered within the terms and conditions of any of the Joint Insurance Arrangements, whether or not subject to deductibles, co-insurance, uncollectability or retrospectively rated premium adjustments.

“Insurer” shall mean a third party insurance carrier.

“Intellectual Property” shall mean all patents, trademarks, trade names, service marks, copyrights together with any registrations and applications therefor, Internet domain names, net lists, schematics, inventories, technology, trade secrets, source codes, know-how, computer software programs or applications, including, without limitation, all object and source codes and tangible or intangible proprietary information or material.

“Intercompany Amount” shall have the meaning given to such term in Section 2.6(a) of this Agreement.

“Joint Insurance Arrangements” shall mean the Insurance Arrangements of Circuit City Stores or any of its Subsidiaries existing at the Redemption Date and/or prior thereto that are owned or maintained by or on behalf of Circuit City Stores or any of its Subsidiaries and that relate to both (a) the Circuit City Group and/or any of the assets or liabilities thereof and (b) the CarMax Group and/or any of the CarMax Group Assets or any of the CarMax Group Liabilities.

“liability” shall mean any liability, whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and whether or not the same that is or would properly be reflected on a balance sheet of Circuit City Stores or the Circuit City Group or the CarMax Group, or the notes thereto, including all costs and expenses relating thereto.

“Losses” shall have the meaning given to such term in Section 4.1 of this Agreement.

“NYSE” shall mean the New York Stock Exchange.

“Notice of Redemption” shall mean the Notice of Redemption to be sent to holders of CarMax Group Stock pursuant to paragraph B(5)(d)(vi) of Article V of the Articles.

“Person” shall mean and include an association, an individual, a partnership, a joint venture, a joint stock company, a corporation, a trust, an unincorporated organization, a limited liability company, a group, a government or other department or agency thereof and any other entity.

“Property Rights” shall have the meaning given to such term in Section 8.2(b) of this Agreement.

“Proxy/Prospectus” shall have the meaning given to such term in the recitals of this Agreement.

“Real Property” shall have the meaning given to such term in Section 2.2(a) of this Agreement.

“Real Property Rights” shall have the meaning given to such term in Section 8.2(a) of this Agreement.

“Redemption” shall have the meaning given to such term in the recitals of this Agreement.

“Redemption Date” shall mean the date on which the Redemption occurs.

“Registration Statement” shall have the meaning given to such term in the recitals of this Agreement.

“Response” shall have the meaning given to such term in Section 10.1(a) hereof.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the Rules and Regulations promulgated thereunder.

“Senior Party Representative” shall have the meaning given to such term in Section 10.1(a) hereof.

“Separation” shall have the meaning given to such term in the recitals of this Agreement.

“Special Dividend” shall have the meaning given to such term in Section 8.6 of this Agreement.

“Spincos” shall mean CarMax and the CarMax Subsidiaries.

“Spinco Indemnified Persons” shall have the meaning given to such term in Section 4.2 of this Agreement.

“Subsidiary” shall mean, with respect to any Person, (x) any partnership of which such Person or any of its subsidiaries is a general partner or (y) any other entity in which such Person or any of its subsidiaries owns or has the power to vote more than 50% of the equity interests in such entity having general voting power to participate in the election of the governing body of such entity.

“Tax” shall mean all Federal, state, local and foreign tax or taxes, and other assessments of a similar nature (whether imposed directly or through a withholding), including any interest, additions to tax or penalties applicable thereto.

“Transaction Liabilities” shall have the meaning given to such term in Section 4.1(b) of this Agreement.

ARTICLE II
TRANSFER OF ASSETS AND LIABILITIES

Section 2.1     Effective Date.     This Agreement shall become effective upon the date that the Proxy/Prospectus is first mailed to Circuit City Stockholders (the “Effective Date”).

Section 2.2     CarMax Group Assets to Be Contributed to Spincos on or Prior to the Redemption Date.     On or prior to the Redemption Date, Circuit City Stores will, or will cause the Circuit City Subsidiaries to, transfer, convey, assign and deliver to one of the Spincos designated by CarMax any remaining CarMax Group Assets held by Circuit City Stores or any Circuit City Subsidiary, including, without limitation:

(a) all interests in real property set forth on Schedule 2.2(a) (the “Real Property”);

(b) all interests in Intellectual Property set forth on Schedule 2.2(b) hereto.

Notwithstanding the foregoing, the CarMax Group Assets shall not include any assets attributed to the Circuit City Group; and on or prior to the Redemption Date, CarMax will, or will cause the CarMax Subsidiaries to, transfer, convey, assign and deliver to Circuit City Stores or one of the Circuit City Subsidiaries designated by Circuit City Stores any assets held by any of the Spincos that are not CarMax Group Assets (other than rights under this Agreement and the Ancillary Contracts).

Section 2.3     Instruments of Conveyance.    Any conveyance of CarMax Group Assets pursuant to this Agreement shall be effected by the execution and delivery by Circuit City Stores or the applicable Circuit City Subsidiary to CarMax or the applicable CarMax Subsidiary of (i) one or more appropriate deeds conveying all of Circuit City Stores’ or the applicable Circuit City Subsidiary’s right, title and interest in and to all applicable Real Property, (ii) one or more appropriate bills of sale or assignments evidencing the assignment of all personal property included in the applicable CarMax Group Assets, including Intellectual Property; and (iii) such other documents as shall be reasonably necessary or appropriate to vest in or confirm to CarMax or the applicable CarMax Subsidiary title to such conveyed CarMax Group Assets (collectively, the “Deeds and Assignments”).

Section 2.4     CarMax Group Liabilities to Be Assumed by Spincos on or Prior to the Redemption Date.     On or prior to the Redemption Date, CarMax or another Spinco designated by CarMax will assume, upon the terms and subject to the conditions set forth herein, or agree to perform or satisfy, any remaining CarMax Group Liabilities not previously assumed by, or an obligation of, a Spinco, including, without limitation:

(a) any and all liabilities arising out of or that are expressly contemplated by this Agreement or any Ancillary Contract as liabilities to be assumed by a Spinco, and all agreements, obligations and liabilities of such Spinco under this Agreement or any of the Ancillary Contracts; and

(b) any third-party fees and expenses arising out of or relating to this Agreement or the Ancillary Contracts (or the transactions contemplated thereby).

Notwithstanding the foregoing, the CarMax Group Liabilities shall not include (i) any liability attributed to the Circuit City Group, (ii) any third-party fees and expenses allocated to Circuit City Stores by this Agreement or the Ancillary Contracts, (iii) any liability resulting from claims by the holders of Circuit City Group Stock or the creditors of Circuit City Stores based on the transactions contemplated by this Agreement or the Ancillary Contracts (or the transactions contemplated thereby) or (iv) any indebtedness for borrowed money of Circuit City Stores or any of the Circuit City Subsidiaries to a third party except to the extent reflected in the calculation of the Intercompany Amount (collectively, the “Excluded Liabilities”); and on or prior to the Redemption Date, Circuit City Stores will, or will cause the Circuit City Subsidiaries to, assume, or agree to perform and satisfy, any liabilities held by any of the Spincos that are not CarMax Group Liabilities (other than obligations under this Agreement and the Ancillary Contracts).

Section 2.5     Instruments of Assumption.    Any assumption by any of the Spincos of CarMax Group Liabilities pursuant to this Agreement shall be effected by the execution and the delivery to Circuit City Stores or the applicable Circuit City Subsidiary by such Spinco of one or more instruments of assumption and such other documents as shall be reasonably necessary or appropriate to evidence the assumption by such Spinco of such CarMax Group Liabilities (collectively, the “Instruments of Assumption”).

Section 2.6     Resolution of Intercompany Amount.

(a)     For purposes of this Agreement, the term “Intercompany Amount” shall mean, as of the end of any fiscal month of Circuit City Stores, the difference between (i) the sum of (A) the aggregate amount of indebtedness of Circuit City Stores and the Circuit City Subsidiaries attributed to the CarMax Group that is reflected as a liability of the CarMax Group in the most recent publicly filed financial statements of Circuit City Stores and its Subsidiaries or (to the extent changed or arising thereafter) would be so reflected in a subsequent filing of such financial statements as determined in accordance with the Allocation Policies applied consistently with past practices but that is not otherwise assumed by one of the Spincos as part of the CarMax Group Liabilities (as of the end of the prior fiscal month) and (B) any items which increase the liabilities of the CarMax Group in the intergroup accounts identified on Schedule 2.6 hereto since the end of such prior fiscal month minus (ii) any items which decrease the liabilities of the CarMax Group in the intergroup accounts identified on Schedule 2.6 hereto since the end of such prior fiscal month.

(b)     Not less than five Business Days prior to the then scheduled Redemption Date, Circuit City Stores shall deliver to CarMax its good faith determination of the Intercompany Amount as of the end of the immediately preceding fiscal month (such amount, the “Closing Intercompany Amount”), together with the calculation of the Closing Intercompany Amount and all necessary supporting documentation.

(c)     Immediately prior to the Redemption, CarMax shall pay to Circuit City Stores an aggregate amount in cash equal to the Closing Intercompany Amount.

(d)     As soon as practicable, but in no event later than 30 days following the Redemption Date, Circuit City Stores shall, on a basis consistent with past practice and the calculation of the Closing Intercompany Amount, prepare and deliver to CarMax an itemized calculation of the Intercompany Amount as of the Redemption Date (as finally determined pursuant to this paragraph, the “Final Intercompany Amount”). Following the determination of the Final Intercompany Amount, Circuit City Stores shall provide CarMax and its authorized representatives with full access to the books and records of Circuit City Stores necessary to review the calculation of the Final Intercompany Amount and cooperate fully with CarMax’s authorized representatives in connection with such review. If CarMax objects to Circuit City Stores’ calculation of the Final Intercompany Amount, it shall provide a detailed analysis of any such objection(s) on or prior to the 30th day following the delivery by Circuit City Stores of its determination of the Final Intercompany Amount (in which case any such disputes shall be resolved in the manner contemplated by Section 10.1 hereof). If CarMax does not object to Circuit City Stores’ calculation of the Final Intercompany Amount within such 30-day period, then Circuit City Stores’ calculation of the Final Intercompany Amount shall be final and binding on the parties for the purposes hereunder.

(e)     In the event that the Final Intercompany Amount is less than the Closing Intercompany Amount, then Circuit City Stores shall pay to CarMax an amount in cash equal to the amount of any such difference within five Business Days of the time that such determination becomes final pursuant to paragraph (d) above and Section 10.1. In the event that the Final Intercompany Amount is greater than the Closing Intercompany Amount, then CarMax shall pay to Circuit City Stores an amount in cash equal to the amount of any such difference within five Business Days of the time that such determination becomes final pursuant to paragraph (d) above and Section 10.1. Any payment made pursuant to this paragraph (e) shall be accompanied by interest at the prime rate as announced from time to time by Citibank N.A., accrued from the Redemption Date.

Section 2.7    Further Assurances.

(a)     In addition to the actions specifically provided for elsewhere in this Agreement, each of the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement. Without limiting the foregoing, each party hereto shall cooperate with the other party, and execute and deliver, or use commercially reasonable efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment, transfer and assumption, and to make all filings with, and to obtain all consents, approvals or authorizations of, any governmental or regulatory authority or any other Person under any permit, license, agreement, indenture or other instrument, and take all such other actions as such party may reasonably be requested to take by the other party hereto from time to time, consistent with the terms of this Agreement and the Ancillary Contracts, in order to effectuate the provisions and purposes of this Agreement and the transfers of assets and assumptions of liabilities and the other transactions contemplated hereby.

(b)     If any transfer of assets or assumption of liabilities contemplated by this Agreement is not consummated prior to or at the time of Redemption, then the party hereto retaining such asset or liability shall continue to take the actions required by this Section 2.7 to consummate and make effective such transfer as soon as commercially practicable after the Redemption Date and, in the case of assets, shall use its commercially reasonable efforts to preserve the value of such assets until the time of transfer. If and when any such asset or liability becomes transferable, such transfer shall be effected forthwith. The parties hereto agree that, no later than the Redemption Date, each party hereto shall be deemed to have acquired complete and sole beneficial ownership to all of the assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have assumed in accordance with the terms of this Agreement and the Ancillary Contracts all of the liabilities, and all duties, obligations and responsibilities incident thereto, that such party is entitled or required to hold or assume pursuant to this Agreement.

(c)     If subsequent to the Redemption Date, Circuit City Stores shall either (i) receive written notice from CarMax or (ii) determine that certain specified assets of Circuit City Stores or a Circuit City Subsidiary that properly constitute CarMax Group Assets were not transferred to a Spinco on or prior to the Redemption Date, then, as soon as commercially practicable thereafter, Circuit City Stores shall transfer and deliver, or shall cause the applicable Circuit City Subsidiary to transfer and deliver, any and all of such assets to the applicable Spinco without the payment by such Spinco of any consideration therefor. If subsequent to the Redemption Date, CarMax shall either (i) receive written notice from Circuit City Stores or (ii) determine that certain specified assets of CarMax or a Spinco that do not properly constitute CarMax Group Assets were transferred to or held by a Spinco on or prior to the Redemption Date, then as soon as commercially practicable thereafter, CarMax shall transfer and deliver, or shall cause such Spinco to transfer and deliver, any and all of such assets to Circuit City Stores or the Circuit City Subsidiary designated by Circuit City Stores without the payment by Circuit City Stores or such Circuit City Subsidiary of any consideration therefor.

(d)     If subsequent to the Redemption Date, Circuit City Stores shall either (i) receive written notice from CarMax or (ii) determine that certain specified liabilities of Circuit City Stores or a Circuit City Subsidiary that properly constitute CarMax Group Liabilities were not assumed by a Spinco on or prior to the Redemption Date, then, as soon as commercially practicable thereafter, Circuit City Stores shall permit, or shall cause the applicable Circuit City Subsidiary to permit, a Spinco to assume (and such Spinco as soon as commercially practicable shall assume) such liabilities without payment by Circuit City or any Circuit City Subsidiary of any consideration for such assumption. If subsequent to the Redemption Date, CarMax shall either (i) receive written notice from Circuit City Stores or (ii) determine that certain specified liabilities of a Spinco that do not properly constitute CarMax Group Liabilities were assumed by a Spinco on or prior to the Redemption Date, then, as soon as commercially practicable thereafter, CarMax shall permit, or shall cause the applicable CarMax Subsidiary to permit, Circuit City Stores or a Circuit City Subsidiary to assume (and Circuit City Stores or such Circuit City Subsidiary as soon as commercially practicable shall assume) such liabilities without the payment by any Spinco of any consideration for such assumption.

(e)     Any disagreement regarding whether or not any asset or liability was or should have been a CarMax Group Asset or CarMax Group Liability shall be resolved in accordance with the provisions of Section 10.1.

(f)     Circuit City Stores will cooperate with CarMax and its advisers in calculating the current and accumulated earnings and profits of the Spincos and in making estimates of such amount as of the Redemption Date. Not less than five Business Days prior to the Redemption Date, Circuit City Stores shall deliver to CarMax combined trial balances for the CarMax Group (including supporting schedules that combine the separate trial balances of each Spinco, together with any other adjustments, that are used in arriving at such CarMax Group combined trial balances) which shall reflect the results of the Carmax Group from the start of the current fiscal year through the end of the second to last full month immediately preceding the Redemption Date. Such combined trial balances shall be prepared consistently with the past practices of the CarMax Group and shall also be adjusted to take into account transactions that are expected to occur on or before the Redemption Date.

Section 2.8     Unassignable Assets.     Notwithstanding anything in this Agreement to the contrary, neither this Agreement nor any of the Deeds and Assignments shall constitute an agreement to assign any CarMax Group Asset without the consent of another Person if an assignment or attempted assignment thereof without the consent of such Person would constitute a breach thereof or in any way impair the rights thereunder. If any such consent is not obtained or if an attempted assignment thereof would be ineffective or would impair any party’s rights with respect to such CarMax Group Asset so that a Spinco would not receive all such rights, then Circuit City Stores and CarMax will cooperate in commercially reasonable arrangements to provide or cause to be provided to the Spincos the benefits of any such CarMax Group Asset (the “Beneficial Assets”), subject to the burdens thereof. In addition, Circuit City Stores shall take such other actions as may be reasonably requested by CarMax in order to place the Spincos, insofar as reasonably possible, in the same position as if such Beneficial Asset had been transferred as contemplated hereby, so that all the benefits and burdens relating thereto shall inure to the Spincos. If and when any such consents and approvals are obtained, the transfer of the applicable Beneficial Asset shall be promptly effected in accordance with the terms of this Agreement.

ARTICLE III

MUTUAL RELEASE; LIMITED REPRESENTATIONS AND WARRANTIES

Section 3.1    Mutual Release.    From and after the Redemption Date, CarMax, on the one hand, and Circuit City Stores, on the other hand, releases and forever discharges the other and its Subsidiaries and each of their respective officers, directors, agents, Affiliates, record and beneficial security holders (including, without limitation, trustees and beneficiaries of trusts holding such securities), advisors and representatives and their respective successors and assigns (collectively “Released Parties”), of and from all debts, demands, actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, claims and liabilities whatsoever of every name and nature, both in law and in equity, which the releasing party has or ever had, which arise out of or relate to, in whole or in part, events, circumstances or actions, whether known or unknown, taken by such other party occurring or failing to occur or any conditions existing on or prior to the Redemption Date, but only to the extent any of the foregoing have been resolved in accordance with the Allocation Policies prior to the Redemption Date; provided, however, that the foregoing general release shall not apply to (a) any CarMax Group Liabilities, any liabilities attributed to the Circuit City Group or any liabilities or obligations under the Ancillary Contracts; (b) any party’s rights to enforce this Agreement or any of the instruments delivered pursuant to this Agreement; and (c) any liability the release of which would result in the release of any Person other than a Released Party (provided that the parties agree not to bring suit or permit any of their Affiliates to bring suit against any Released Party with respect to any liability to the extent such Released Party would be released with respect to such liability by this Section 3.1 but for this clause (c)). The parties hereto acknowledge that the foregoing general release shall not apply to any liabilities or obligations assigned by the parties to third parties prior to the Redemption Date. In addition, each of the parties hereto separately acknowledges, and shall be deemed by operation of this Section 3.1 to have acknowledged, that the foregoing mutual release was separately bargained for and a key element of the transaction of which this mutual release is a part, and expressly waives (i) the benefits of the provisions of Section 1542 of the California Civil Code, which provides that “A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor” and (ii) the benefits of any similar, comparable or equivalent law, statute, regulation or legal principle of any other jurisdiction.

Section 3.2    Waiver of Conflict.    The parties acknowledge that each of the Spincos, on the one hand, and Circuit City Stores and the Circuit City Subsidiaries, on the other hand, are both currently represented by members of Circuit City Stores’ legal department and Circuit City Stores’ outside counsel. Each of CarMax (on behalf of the Spincos), on the one hand, and Circuit City Stores (on behalf of itself and the Circuit City Subsidiaries), on the other hand, waives any conflict with respect to such common representation that may arise before, at or after the Closing Date.

Section 3.3    Limited Representations and Warranties.

(a) CarMax agrees and acknowledges that neither Circuit City Stores nor any of the Circuit City Subsidiaries nor any of their respective Affiliates is, in this Agreement or in any other agreement or document, making any representation or warranty to the Spincos as to any aspect of the CarMax Group, the CarMax Group Assets or the CarMax Group Liabilities or as to any consents or approvals required in connection with the consummation of the transactions contemplated by this Agreement, it being understood and agreed that each of the Spincos shall take the CarMax Group Assets, and shall assume, perform and discharge the CarMax Group Liabilities, on an “AS IS, WHERE IS” basis. The Spincos shall bear the economic and legal risk that any conveyance of CarMax Group Assets contemplated hereby shall be insufficient to convey anything more than all of Circuit City Stores’ or the applicable Circuit City Subsidiary’s right, title and interest to the applicable CarMax Group Assets.

ARTICLE IV
INDEMNIFICATION

Section 4.1    Indemnification by Spincos.    From and after the Redemption Date, CarMax shall indemnify and hold harmless, and shall cause the other Spincos to indemnify and hold harmless, Circuit City Stores and the Circuit City Subsidiaries and their respective officers, directors, agents, Affiliates, record and beneficial security holders (including, without limitation, trustees and beneficiaries of trusts holding such securities), advisors and representatives (the “Circuit City Indemnified Persons”) and their respective successors and assigns against any and all claims, debts, obligations, damages, losses, liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), fines, fees, penalties, deficiencies, costs and expenses (including, without limitation, amounts paid in settlement and any reasonable legal, expert, accounting or other expenses for investigating or defending any actions or threatened actions) (collectively, “Losses”) incurred by the Circuit City Indemnified Persons arising out of, relating to, due to, or in connection with, directly or indirectly:

(a) any breach of any covenant, agreement or obligation of any Spinco contained in this Agreement or any of the Ancillary Contracts or in the Deeds of Assignment or the Instruments of Assumption;

(b) any and all liabilities arising out of or relating to the Separation, the Redemption, the Distribution and/or the Proxy/Prospectus (other than the Circuit City Stores Information) (together, the “Transaction Liabilities”) (in addition to any indemnification provided for in Section 4.1(a) above, and to the extent not arising out of or relating to a Circuit City Indemnified Person’s failure to perform its obligations arising out of or relating thereto); or

(c) any failure to perform or satisfy any of the CarMax Group Liabilities by any of the Spincos.

Section 4.2    Indemnification by Circuit City Stores and the Circuit City Subsidiaries.     Subject to Section 4.3, from and after the Redemption Date, Circuit City Stores shall indemnify and hold harmless, and shall cause the Circuit City Subsidiaries to indemnify and hold harmless, each Spinco and their respective officers, directors, agents, Affiliates, record and beneficial security holders (including, without limitation, trustees and beneficiaries of trusts holding such securities), advisors and representatives (the “Spinco Indemnified Persons”) and their respective successors and assigns against any and all Losses incurred by the Spinco Indemnified Persons arising out of, relating to, due to, or in connection with, directly or indirectly:

(a) any breach of any covenant, agreement or obligation of Circuit City Stores or a Circuit City Subsidiary contained in this Agreement or any of the Ancillary Contracts or in the Deeds of Assignment or the Instruments of Assumption;

(b) any and all liabilities arising out of or relating to the Circuit City Stores Information; or

(c) any failure to perform or satisfy any liabilities attributed to the Circuit City Group (including any Excluded Liabilities).

Section 4.3    Other Liabilities.    This Article IV shall not be applicable to:

(a) any matters covered by the Tax Allocation Agreement, which matters shall be governed by such agreement;

(b) any matters covered by the Employee Benefits Agreement, which matters shall be governed by such agreement; or

(c)    any Losses relating to, arising out of or due to any breach of the provisions of any other contract between or among Circuit City Stores or any of its Subsidiaries (other than the Spincos), on the one hand, and any of the Spincos, on the other hand, which shall be governed by the terms of such other contract.

Section 4.4    Indemnification Procedure.

(a)    In the event an Indemnified Party shall claim a right to payment pursuant to this Agreement, such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party. Such notice shall specify the basis for such claim. As promptly as possible after the Indemnified Party has given such notice, such Indemnified Party and the appropriate Indemnifying Party shall establish the merits and amount of such claim but in no event later than 30 days after receipt of such notice and, within five business days of the final determination of the merits and amount of such claim, the Indemnifying Party shall deliver to the Indemnified Party immediately available funds in an amount equal to such claim as determined hereunder.

(b)    Promptly after receipt by a Circuit City Indemnified Person or a Spinco Indemnified Person (in each case, an “Indemnified Party”) of notice by a third party of any complaint or the commencement of any action or proceeding with respect to which indemnification is being sought hereunder, such Indemnified Party shall notify Circuit City Stores, if the Indemnified Party is a Spinco Indemnified Person, or CarMax, if the Indemnified Party is a Circuit City Indemnified Person (the “Indemnifying Party”), of such complaint or of the commencement of such action or proceeding; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from liability for such claim arising under this Agreement or otherwise, unless the Indemnifying Party is materially prejudiced by such failure to so notify. The Indemnifying Party shall have the right, upon written notice to the Indemnified Party, to assume the defense of such action or proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel. In the event, however, that the Indemnifying Party declines or fails to assume the defense of the action or proceeding or to employ counsel reasonably satisfactory to the Indemnified Party, in either case in a timely manner, then such Indemnified Party may employ counsel to represent or defend it in any such action or proceeding and the Indemnifying Party shall pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifying Party shall not be required to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any jurisdiction in any single action or proceeding. In any action or proceeding with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such litigation and to retain its own counsel at such party’s own expense. The Indemnifying Party or the Indemnified Party, as the case may be, shall at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of the defense of any action, the defense of which it is maintaining and to cooperate in good faith with the Indemnifying Party or the Indemnified Party, as the case may be, with respect to the defense of any such action.

(c)    No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, unless such settlement, compromise or consent (i) includes an unconditional release of the Indemnifying Party from all liability arising out of such claim, (ii) does not contain an admission of guilt and (iii) does not require the Indemnifying Party to make or forego any payment or forego or take any action. An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless such settlement, compromise or consent (i) includes an unconditional release of the Indemnified Party from all liability arising out of such claim, (ii) requires no payment by the Indemnified Party and (iii) does not contain any equitable order, judgment or term which in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s respective Affiliates and does not contain an admission of guilt.

(d)    The amount of any Loss for which indemnification is provided under this Article IV shall be (i) increased to take account of any net Tax cost incurred by the Indemnified Party arising from the receipt or accrual of an indemnity payment hereunder (grossed up for such increase) and (ii) reduced to take into account any net Tax benefit realized by the Indemnified Party arising from incurring or paying such Loss. In computing the amount of any such Tax cost or Tax benefit, the Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt or accrual of any indemnity payment hereunder or incurring or paying any indemnified Loss. Any indemnity payment hereunder shall initially be made without regard to this Section 4.4(d) and shall be increased or reduced to reflect any such net Tax cost or net Tax benefit only after the Indemnified Party has actually realized such cost or benefit. For purposes of this Agreement, an Indemnified Party shall be deemed to have “actually realized” a net Tax cost or a net Tax benefit to the extent that, and at such time as, the amount of Taxes payable by such Indemnified Party is increased above or reduced below, as the case may be, the amount of Taxes that such Indemnified Party would be required to pay but for the receipt or accrual of such indemnity payment of the incurrence or payment of such Loss, as the case may be. The amount of any increase or reduction hereunder shall be adjusted to reflect any final determination with respect to the Indemnified Party’s liability for Taxes, and payments between the Indemnifying Party and the Indemnified Party shall be made to reflect such adjustments if necessary. Any indemnity payment made pursuant to this Article IV shall relate back to the Redemption and shall for tax purposes be treated by the parties as occurring immediately before the Redemption.

(e)    The amount which an Indemnifying Party is required to pay to any Indemnified Party under this Article IV shall be reduced, including retroactively, by any insurance proceeds or other amounts actually recovered by such Indemnified Party in reduction of the related Loss, it being understood and agreed that each such party shall use commercially reasonable efforts to collect any such proceeds or other amounts to which it or any of its Affiliates may be entitled, without regard to whether it is the Indemnifying Party hereunder. No Indemnified Party shall be required, however, to collect any such proceeds or other amounts prior to being entitled to indemnification from an Indemnifying Party hereunder. If any Indemnified Party received an indemnity payment in respect of a Loss and subsequently receives insurance proceeds or other amounts in respect of such Loss, then the Indemnified Party shall pay to the Indemnifying Party an amount equal to the difference between (a) the sum of the amount of the indemnity payment and the amount of such proceeds or other amounts actually received and (b) the amount of such Loss, adjusted (at such time as appropriate adjustment can be determined) in each case to reflect any premium adjustment attributable to such claim.

ARTICLE V
INSURANCE MATTERS

Section 5.1    Joint Insurance Arrangements.     Other than as set forth on Schedule 5.1, as of the Redemption Date, all of the Joint Insurance Arrangements shall be discontinued and each of Circuit City Stores and the Circuit City Subsidiaries, on the one hand, and the Spincos, on the other hand, shall be responsible for arranging separate Insurance Arrangements with respect to injuries, losses, liabilities, damages and expenses arising after the Redemption Date with respect to their respective businesses. At the Redemption Date, all prepaid and unused premiums with respect to each discontinued Joint Insurance Arrangement shall be allocated to Circuit City Stores and the Circuit City Subsidiaries, on the one hand, and the Spincos, on the other hand, in the same ratio in which such premiums were allocated by Circuit City Stores to the Circuit City Group and to the CarMax Group prior to the Redemption Date. Following the Redemption Date, any refunds received by the parties with respect to a discontinued Joint Insurance Arrangement shall be allocated to Circuit City Stores and the Circuit City Subsidiaries, on the one hand, and the Spincos, on the other hand, in the same ratio in which premiums payable with respect to such discontinued Joint Insurance Arrangement were allocated by Circuit City Stores to the Circuit City Group and to the CarMax Group prior to the Redemption Date. To the extent any party receives any such refund, the party receiving such refund shall promptly transfer to the other party the portion of such refund to which such other party is entitled. Following the Redemption Date, each of Circuit City Stores and the Circuit City Subsidiaries, on the one hand, and the Spincos, on the other hand, shall pay the premiums on any continuing Joint Insurance Arrangements as set forth on Schedule 5.1.

Section 5.2    Administration; Other Matters.

(a)    From and after the Redemption Date, Circuit City Stores shall be responsible for Insurance Administration under the Joint Insurance Arrangements with respect to all liabilities other than the CarMax Group Liabilities and the Spincos shall be responsible for Insurance Administration under the Joint Insurance Arrangements with respect to the CarMax Group Liabilities. The disbursements, out-of-pocket expenses and costs of employees or agents of any party relating to Insurance Administration contemplated by this Section 5.2(a) shall be borne by the party incurring such expenses or costs. Insurance Proceeds with respect to claims, costs and expenses under the Joint Insurance Arrangements shall be paid by the Insurer to the party making the Insured Claim thereunder. In the event Circuit City Stores or a Circuit City Subsidiary, on the one hand, or a Spinco, on the other hand, makes an Insured Claim under a Joint Insurance Arrangement, such party shall deliver notice to the other party of such Insured Claim and shall keep the other party periodically updated as to the status of such Insured Claim.

(b)    From and after the Redemption Date, Circuit City Stores and the Circuit City Subsidiaries, on the one hand, and each of the Spincos, on the other hand, shall have the right to claim coverage for Insured Claims under each Joint Insurance Arrangement with respect to any claim covered by such Joint Insurance Arrangement as and to the extent that such insurance is available up to the full extent of the applicable limits of liability, if any, of such Joint Insurance Arrangement (and may receive any Insurance Proceeds with respect thereto); provided, however, that, prior to making any Insured Claim under a Joint Insurance Arrangement, Circuit City Stores, a Circuit City Subsidiary or a Spinco, as the case may be, shall be required to have retained a portion of the liability underlying such Insured Claim equal to the amount of the self-insured retention or deductible, if any, of such party with respect to such liability. In the event that the total Insurance Proceeds payable to Circuit City Stores and the Circuit City Subsidiaries and the Spincos under a Joint Insurance Arrangement shall have exhausted the limits of liability, if any, under such Joint Insurance Arrangement, payment of any future claims which are not reimbursed under such Joint Insurance Arrangement as a result of such exhaustion of the limits of liability under such policy shall be the sole responsibility of the party to which such liability is allocated under the terms of this Agreement. The parties agree to use commercially reasonable efforts to maximize available coverage under those Joint Insurance Arrangements applicable to it, and to take all commercially reasonable steps to recover from all other responsible parties in respect of an Insured Claim made thereunder.

Section 5.3    Cooperation; Disagreements. The parties shall use their commercially reasonable efforts to cooperate with respect to the various insurance matters contemplated by this Agreement. Circuit City Stores shall use its commercially reasonable efforts to assist CarMax in (i) obtaining separate Insurance Arrangements and (ii) enforcing its rights and receiving benefits and privileges under Joint Insurance Arrangements relating to Insured Claims arising prior to the Redemption Date. Any disagreements between the parties under this Article V shall be submitted and resolved in accordance with the provisions of Section 10.1 hereof.

ARTICLE VI
EMPLOYEE MATTERS

Section 6.1    Employee Benefits Agreement.    Prior to or on the Redemption Date, Circuit City Stores and CarMax shall execute the Employee Benefits Agreement substantially in the form of Exhibit C.

Section 6.2    Non-Solicitation of Employees.    Without the prior written consent of Circuit City Stores, CarMax shall not, and shall cause each of the CarMax Subsidiaries not to, for a period of two years from and after the Redemption Date, either directly or indirectly, solicit for employment any senior or key employee of Circuit City Stores or any Circuit City Subsidiary. Without the prior written consent of CarMax, Circuit City Stores shall not, and shall cause each of the Circuit City Subsidiaries not to, for a period of two years from and after the Redemption Date, either directly or indirectly, solicit for employment any senior or key employee of CarMax or any CarMax Subsidiary. Notwithstanding the foregoing, solicitations of senior or key employees of Circuit City Stores or any Circuit City Subsidiary or CarMax or any CarMax Subsidiary will be permitted if such senior or key employees unilaterally (i) approach Circuit

City Stores or CarMax, as the case may be, on an unsolicited basis or (ii) respond to a widely-published recruitment advertisement.

ARTICLE VII
BOOKS/RECORDS; OTHER INFORMATION

Section 7.1    Provision of Corporate Records.    Prior to or as promptly as practicable after the Redemption Date, Circuit City Stores and the Circuit City Subsidiaries shall deliver to the applicable Spinco all corporate books and records of the CarMax Group in its possession and copies of the relevant portions of all corporate books and records of Circuit City Stores relating directly and primarily to the business of the CarMax Group, the CarMax Group Assets and the CarMax Group Liabilities, including, without limitation, original corporate minute books, stock ledgers and certificates and the corporate seal of each corporation the capital stock of which is included in the CarMax Group Assets and documentation relating to the CarMax Group Liabilities, including, in each case, all active agreements, active litigation files and government filings. From and after the Redemption Date, all such books, records and copies shall be the property of the respective Spincos. Prior to or as promptly as practicable after the Redemption Date, each Spinco shall deliver to Circuit City Stores or the applicable Circuit City Subsidiary all corporate books and records of the Circuit City Group in its possession and copies of the relevant portions of all corporate books and records of the CarMax Group relating directly and primarily to the Circuit City Group, including, in each case, all active agreements, active litigation files and government filings. From and after the Redemption Date, all such books, records and copies shall be the property of Circuit City Stores or the applicable Circuit City Subsidiary.

Section 7.2    Access to Information; Confidentiality Agreement.    From and after the Redemption Date, each of Circuit City Stores and the Circuit City Subsidiaries, on the one hand, and the Spincos, on the other hand, shall afford to the other and to the other’s representatives reasonable access and duplicating rights, during normal business hours and upon reasonable advance notice, to all information within the possession or control of such party relating to the other party’s business, assets or liabilities or relating to or arising in connection with the relationship between the Circuit City Group and the CarMax Group, insofar as such access is reasonably required for a reasonable purpose, subject to the terms of the confidentiality agreement, dated the date hereof, between Circuit City Stores and CarMax (the “Confidentiality Agreement”) substantially in the form attached hereto as Exhibit D.

Section 7.3    Retention of Records.    Except as otherwise agreed in writing, or as otherwise provided in the Ancillary Contracts, Circuit City Stores and the Circuit City Subsidiaries, on the one hand, and the Spincos, on the other hand, shall comply with the current records retention policy of Circuit City Stores with respect to all information in such party’s possession or under its control relating directly and primarily to the business, assets or liabilities of the other party.

Section 7.4    Cooperation with Respect to Government Reports and Filings.    Circuit City Stores, on the one hand, and CarMax, on the other hand, agree to provide the other or their respective Affiliates, with such cooperation and information as may be reasonably requested by the other in connection with the preparation or filing of any government report or other government filing contemplated by this Agreement or the Ancillary Contracts or in conducting any other government proceeding relating to the business, assets or liabilities of either party or relating to or in connection with the relationship between the Circuit City Group and the CarMax Group on or prior to the Redemption Date. Such cooperation and information shall include, without limitation, promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any Governmental Authority which relate to the Circuit City Group, in the case of the Spincos, or the CarMax Group, in the case of Circuit City Stores and the Circuit City Subsidiaries. Each party shall make its employees and facilities available during normal business hours and on reasonable prior notice to provide explanation of any documents or information provided hereunder.

Section 7.5    Certain Limitations with Respect to Information.

(a)    Any confidential or proprietary information owned by Circuit City Stores or the Circuit City Subsidiaries, on the one hand, or any of the Spincos, on the other hand, that is provided to the other pursuant to this Agreement or any Ancillary Contract shall be deemed to remain the property of the providing party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

(b)    A party providing information hereunder or under any Ancillary Contract shall be entitled to receive from the requesting party the reasonable costs, if any, of creating, gathering and copying such information, to the extent that such costs are incurred for the benefit of the requesting party. Except as may be otherwise specifically provided elsewhere in this Agreement or in any of the Ancillary Contracts, such costs shall be computed solely in accordance with the providing party’s standard methodology and procedures.

(c)    No party shall have any liability to any other party in the event that any information exchanged or provided pursuant to this Article VII which is an estimate or forecast, or which is based on an estimate or forecast, is found to be inaccurate, in the absence of willful misconduct by the party providing such information. No party shall have any liability to any other party if any information is destroyed after reasonable best efforts are made by such party to comply with the provisions of Section 7.3 hereof.

(d)    The rights and obligations granted under this Article VII are subject to the specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of information set forth in each of the Ancillary Contracts.

Section 7.6    Protective Arrangements.     In the event that any party determines on the advice of its counsel that it is required to disclose any information pursuant to applicable law or receives any demand under lawful process or from any Governmental Authority to disclose or provide information concerning any other party that is subject to the confidentiality provisions hereof, such party shall notify the other party prior to disclosing or providing such information and shall cooperate at the expense of the requesting party in seeking any reasonable protective arrangements requested by such other party. Subject to the foregoing, the Person that received such request may thereafter disclose or provide information to the extent required by such law (as so advised by counsel) or by lawful process or such Governmental Authority.

ARTICLE VIII OTHER AGREEMENTS

Section 8.1    Corporate Contracts.     Each of the parties hereto agrees to use its commercially reasonable efforts to permit the other party hereto to obtain the benefits of contracts with nationally-based vendors and suppliers utilized by both the Circuit City Group and the CarMax Group prior to the Redemption Date until the expiration of the primary term of such contracts (each such contract, individually, a “Corporate Contract” and, collectively, the “Corporate Contracts”). Each party hereby agrees to cooperate with respect to obtaining favorable prices under such Corporate Contracts by combining or consolidating orders made under such Corporate Contracts during the remainder of the primary term of such Corporate Contracts. Circuit City Stores shall administer these Corporate Contracts and the Spincos shall be responsible for the portions attributable to the CarMax Group or, following the Separation, CarMax of any order or delivery of goods and services received under each Corporate Contract (including costs of administration). Any arrangement under any of the Corporate Contracts relating to employee matters shall be governed by the terms of the Employee Benefits Agreement.

Section 8.2    Access to Property.

(a)    On or prior to the Redemption Date, each of Circuit City Stores and CarMax shall review all instances in which the Circuit City Group has heretofore enjoyed or made use of, whether or not subject to any agreement, contract or formal arrangement, any rights of entry or access or use, rights of ingress and egress, water rights, utility easements or similar rights or benefits relating to the Real Property (the “Real Property Rights”) in connection with the conduct of business by the Circuit City Group in and around the Real Property, and before the date that is six months after the Redemption Date the Spincos agree to execute and deliver such leases, easements, licenses or other instruments as shall be commercially reasonably necessary to vest in Circuit City Stores or the applicable Circuit City Subsidiary, without royalty, fee or other payment by Circuit City Stores or any Circuit City Subsidiary, continued enjoyment of the Real Property Rights.

(b)    On or prior to the Redemption Date, each of Circuit City Stores and CarMax shall review all instances in which the CarMax Group has heretofore enjoyed or made use of, whether or not subject to any agreement, contract or formal arrangement, any rights of entry or access or use, rights of ingress and egress, water rights, utility easements or similar rights or benefits relating to the real property of Circuit City Stores (other than the Real Property) (the “Property Rights”) in connection with the conduct of business by the Carmax Group in and around such real property, and before the date that is six months after the Redemption Date Circuit City Stores and the Circuit City Subsidiaries agree to execute and deliver such leases, easements, licenses or other instruments as shall be commercially reasonably necessary to vest in

CarMax or the applicable Spinco, without royalty, fee or other payment by CarMax or any Spinco, continued enjoyment of the Property Rights.

Section 8.3    Corporate Name.

(a)    The Spincos shall have the right, for a period of 90 days after the Redemption Date, to use any name or trade name, service mark, trade mark or logo which includes the name “Circuit City” or any derivative thereof or similar name. As soon as commercially practicable after the Redemption Date, but in any event within 90 days thereafter, except as mutually agreed in writing by the parties hereto, each Spinco will, at its own expense, remove (or, if necessary, on an interim basis, cover up) any and all exterior signs and other identifiers located on any of property or premises included in the CarMax Group Assets which refer or pertain to Circuit City Stores or any Circuit City Subsidiary or which include any name, logo or other trademark of Circuit City Stores or any Circuit City Subsidiary (other than any CarMax Group Intellectual Property).

(b)    As soon as is commercially practicable after the Redemption Date, but in any event within 90 days thereafter, except as mutually agreed in writing by the parties hereto, each Spinco will remove from all letterhead, envelopes, invoices and other communications media of any kind, all references to Circuit City Stores or any Circuit City Subsidiary and any name, logo or other trademark of Circuit City Stores or any Circuit City Subsidiary (other than any CarMax Group Intellectual Property).

Section 8.4    Litigation.

(a)    Subject to subsection (c) of this Section 8.4 and except as provided in Section 4.4(c) or otherwise provided in the Tax Allocation Agreement, after the Redemption Date, Circuit City Stores shall have exclusive authority and control over the investigation, prosecution, defense and appeal of all pending Actions not relating primarily to CarMax, the CarMax Group Assets and/or the CarMax Group Liabilities, including, but not limited to, Actions relating to the Transaction Liabilities and the pending Actions listed on Schedule 8.4(a) hereto (each, a “Circuit City Action”), and may settle or compromise, or consent to the entry of any judgment with respect to, any such Circuit City Action without the consent of CarMax.

(b)    Subject to subsection (c) of this Section 8.4 and except as provided in Section 4.4(c) or otherwise provided in the Tax Allocation Agreement, following the Redemption Date, CarMax shall have exclusive authority and control over the investigation prosecution, defense and appeal of all pending Actions relating primarily to CarMax, the CarMax Group Assets and/or the CarMax Group Liabilities, including, but not limited to, the pending Actions listed on Schedule 8.4(b) hereto (each, a “CarMax Action”), and may settle or compromise, or consent to the entry of any judgment with respect to, any such CarMax Action without the consent of Circuit City Stores.

(c)    Except as provided in Section 4.4(c) with respect to an Indemnified Party, but notwithstanding any other provision of this Agreement, if Circuit City Stores or any of its respective directors, officers or employees is named as a party to a CarMax Action or if CarMax or any of its respective directors, officers or employees is named as a party to a Circuit City Action, neither CarMax nor Circuit City Stores, as the case may be, may settle or compromise, or consent to the entry of any judgment with respect to, any such Action without the prior written consent of such other named party (which consent may not be unreasonably withheld), unless such settlement (i) includes a complete release of such other named party and such party’s directors, officers or employees (to the extent such directors, officers or employees are named in such Action) and (ii) does not require such other named party or such party’s directors, officers or employees (to the extent such directors, officer or employees are named in such Action) to admit any liability or make or forego any payment or forego or take any action, Each of CarMax and Circuit City Stores shall cooperate fully with the other and its counsel in the investigation, defense and settlement of any Circuit City Action or CarMax Action.

Section 8.5    Restriction on Competitive Activities.     During the three-year period following the Redemption Date (the “Restriction Period”), Circuit City Stores shall not, directly or indirectly, engage in, invest in, provide financing for or become associated with any venture or entity, whether as principal, partner, joint venturer, member, consultant, advisor, agent or shareholder, that is engaged in the CarMax Business. During the Restriction Period, CarMax shall not, directly or indirectly, engage in, invest in, provide financing for or become associated with any venture or entity, whether as principal, partner, joint venturer, member, consultant, advisor, agent or shareholder, that is engaged in the Circuit City Business. “CarMax Business” shall mean the used-car superstore business utilizing the non-negotiated low price concept as well as the sale of new vehicles under franchise agreements with new vehicle manufacturers in any state (or the District of Columbia) in which CarMax is doing business as a retailer as of the Redemption Date. “Circuit City Business” shall mean the retail sale of consumer electronics, personal computers, entertainment software, including video equipment, audio equipment, mobile electronics, video and security systems, home office products, wireless phones, digital and 35 mm cameras, and a range of accessories in any state (or the District of Columbia) in which Circuit City Stores is doing business as a retailer as of the Redemption Date; provided that the Circuit City Business shall not include any such sale which is incidental to the sale of motor vehicles. The foregoing shall not prohibit Circuit City Stores or CarMax from owning or holding an ownership interest of no more than five percent (5%) of any class of securities of any publicly held corporation or from participating to any degree in an investment fund managed by a third party and not controlled, directly or indirectly, by Circuit City Stores or CarMax, respectively.

Section 8.6    Contingent Lease Payment.     In recognition of Circuit City Stores’ continuing contingent liability on 23 leases previously assigned by Circuit City Stores to a subsidiary of CarMax, on the Closing date and immediately prior to the Separation, CarMax shall make a one-time special dividend payment (the “Special Dividend”) to Circuit City Stores in the amount of $[28.4] million. CarMax shall pay the Special Dividend in immediately available funds by wire transfer to the account of Circuit City Stores identified by Circuit City Stores to CarMax at least two business days prior to the Closing date.

ARTICLE IX

CLOSING; CONDITIONS TO CLOSING

Section 9.1    The closing of the Separation (the “Closing”) will take place at the offices of McGuireWoods LLP, 901 East Cary Street Richmond, Virginia 23219 at 9:00 a.m. on August 1, 2002, unless the parties hereto agree in writing to another time, date and place.

ARTICLE X

DISPUTE RESOLUTION

Section 10.1    Dispute Resolution; Mediation.

(a)    Either party may commence the dispute resolution process of this Section 10.1 by giving the other party written notice (a “Dispute Notice”) of any controversy, claim or dispute of whatever nature arising out of or relating to this Agreement or the breach, termination, enforceability or validity thereof (a “Dispute”) which has not been resolved in the normal course of business. The parties shall attempt in good faith to resolve any Dispute by negotiation between executives of each party hereto (“Senior Party Representatives”) who have authority to settle the Dispute and who are at a higher level of management than the persons who have direct responsibility for the administration of this Agreement. Within 15 days after delivery of the Dispute Notice, the receiving party shall submit to the other a written response (the “Response”). The Dispute Notice and the Response shall include (i) a statement setting forth the position of the party giving such notice and a summary of arguments supporting such position and (ii) the name and title of such party’s Senior Party Representative and any other persons who will accompany the Senior Party Representative at the meeting at which the parties will attempt to settle the Dispute. Within 30 days after the delivery of the Dispute Notice, the Senior Party Representatives of both parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to attempt to resolve the Dispute. The parties shall cooperate in good faith with respect to any reasonable requests for exchanges of information regarding the Dispute or a Response thereto.

(b)    If the Dispute has not been resolved within 60 days after delivery of the Dispute Notice, or if the parties fail to meet within 30 days after delivery of the Dispute Notice as hereinabove provided, the parties shall make a good faith attempt to settle the Dispute by mediation pursuant to the provisions of this Section 10.1 before resorting to arbitration contemplated by Section 10.2 or any other dispute resolution procedure that may be agreed by the parties.

(c)    All negotiations, conferences and discussions pursuant to this Section 10.1 shall be confidential and shall be treated as compromise and settlement negotiations. Nothing said or disclosed, nor any document produced, in the course of such negotiations, conferences and discussions that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future arbitration.

(d)    Unless the parties agree otherwise, the mediation shall be conducted in accordance with the CPR Institute for Dispute Resolution (“CPR”) Model Procedure for Mediation of Business Disputes in effect on the date of this Agreement by a mediator mutually selected by the parties.

(e)    Within 30 days after the mediator has been selected as provided above, both parties and their respective attorneys shall meet with the mediator for one mediation session of at least four hours, it being agreed that each party representative attending such mediation session shall be a Senior Party Representative with authority to settle the Dispute. If the Dispute cannot be settled at such mediation session or at any mutually agreed continuation thereof, either party may give the other and the mediator a written notice declaring the mediation process at an end.

Section 10.2    Arbitration.    If the Dispute has not been resolved by the dispute resolution process described in either Section 10.1(a) or Section 10.1(e) above, the parties agree that any such Dispute shall be settled by binding arbitration before the American Arbitration Association (“AAA”) in Richmond, Virginia pursuant to the Commercial Rules of the AAA. Any arbitrator(s) selected to resolve the Dispute shall be bound exclusively by the laws of the Commonwealth of Virginia without regard to its choice of law rules. Any decisions of award of the arbitrator(s) will be final and binding upon the parties and may be entered as a judgment by the parties hereto. Any rights to appeal or review such award by any court or tribunal are hereby waived to the extent permitted by law.

Section 10.3    Costs.    The costs of any mediation or arbitration pursuant to this Article X shall be shared equally between the parties.

ARTICLE XI

MISCELLANEOUS

Section 11.1    Termination; Survival.    This Agreement may be terminated, and the obligations of the parties to consummate the transactions contemplated hereunder, including, without limitation, the Separation and the Redemption, may be abandoned, by the Board, in its sole discretion, at any time prior to the date of first mailing of the Notice of Redemption to holders of CarMax Group Stock. Thereafter, this Agreement may be terminated solely upon the issuance by a Governmental Authority of an order, injunction or decree that shall prohibit or prevent the consummation of the Separation and the transactions contemplated hereunder. Notwithstanding the foregoing, the provisions of Article X of this Agreement shall survive any termination of this Agreement.

Section 11.2    Jurisdiction and Forum.    Except as otherwise provided herein, the parties hereto hereby agree that the appropriate forum and venue for any disputes between any of the parties hereto arising out of this Agreement shall be any state or federal court sitting in Richmond, Virginia and each of the parties hereto hereby submits to the personal jurisdiction of any such court. The foregoing shall not limit the rights of any party to obtain execution of judgment in any other jurisdiction.

Section 11.3    Applicable Law.     This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without regard to its conflicts of law rules.

Section 11.4    Notices.    Each notice, communication and delivery under this Agreement shall be made in writing and shall be deemed to have been duly given if delivered by courier or sent by registered or certified mail, postage prepaid, or by facsimile transmission to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice; provided that a notice of change of address shall be effective only upon receipt thereof:

If to Circuit City Stores or the Circuit City Subsidiaries to:

Circuit City Stores, Inc.
9950 Mayland Drive
Richmond, Virginia 23223-1464
Attn: Michael T. Chalifoux
Fax: (804) 418-8286

With a copy to:

McGuireWoods LLP
901 East Cary Street
Richmond, Virginia 23219
Attn: Clifford A. Cutchins, IV, Esq.
Fax: (804) 225-5344

and

Simpson Thacher & Bartlett
425 Lexington Avenue
New York, NY 10017
Attn: Raymond W. Wagner, Esq.
Fax: (212) 445-2502

If to the Spincos to:

CarMax, Inc.
4900 Cox Road
Glen Allen, Virginia 23060-3314
Attn: Keith D. Browning
Fax: (804) 967-2978

With a copy to:

McGuireWoods LLP
901 East Cary Street
Richmond, Virginia 23219
Attn: Clifford A. Cutchins, IV, Esq.
Fax: (804) 225-5344

and

Simpson Thacher & Bartlett
425 Lexington Avenue
New York, NY 10017
Attn: Raymond W. Wagner, Esq.
Fax: (212) 445-2502

and

Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899
Attn: Robert B. Pincus, Esq.
Fax: 888-329-4133

Section 11.5    Waiver and Amendment.    Any term or provision of this Agreement may be waived in writing at any time by the party that is entitled to the benefits thereof. No amendment of this Agreement shall be effective unless in a writing signed by the parties hereto.

Section 11.6    Entire Agreement.    This Agreement and the documents contemplated hereby constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

Section 11.7    Counterparts.    This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 11.8     Construction.    The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated.

Section 11.9    Successors in Interest.    This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, and any reference to a party hereto shall also be a reference to a successor or permitted assigns.

Section 11.10    Number; Gender.    Whenever the context so requires, the singular number shall include the plural and the plural shall include the singular, and the gender of any pronoun shall include the other genders.

Section 11.11    Third-Party Beneficiaries.    Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person, firm or corporation other than the parties hereto, and their respective successors or permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, or result in such person, firm or corporation being deemed a third party beneficiary of this Agreement.

Section 11.12    Severability.    In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

IN WITNESS WHEREOF, Circuit City Stores and CarMax have executed this Agreement as of the date first above written.

CIRCUIT CITY STORES, INC.

By:

Name:
Title:

CARMAX, INC.

By:

Name:
Title:

SCHEDULE 1.1

SCHEDULE 2.2(a)

SCHEDULE 2.2(b)

SCHEDULE 2.6

SCHEDULE 8.4(a)

SCHEDULE 8.4(b)

EXHIBIT A

EXHIBIT B

EXHIBIT C

EXHIBIT D